[Frontier Letterhead]





                                  May 12, 1999



Dear Fellow Shareholder:

         Frontier Adjusters of America, Inc. (the "Company") is offering to purchase up to 1,000,000 shares of its Common Stock, par value $0.01 per share (the "Shares"), from existing shareholders. The purchase price will be $2.90 per Share. The offer to purchase 1,000,000 Shares represents approximately 22% of the currently outstanding Shares of the Company. United Financial Adjusting Company ("UFAC") recently purchased preferred shares that are convertible into Shares on a one-for-one basis. Assuming the conversion of such preferred shares into Shares, the offer represents approximately 10% of the currently outstanding Shares on a fully-diluted basis.

         Any shareholder whose Shares are properly tendered directly to U.S. Stock Transfer Corporation, the Information Agent/Depositary for the offer, and purchased pursuant to the offer will receive the $2.90 per Share net purchase price in cash, without interest, and will not incur the usual brokerage commissions associated with open market sales. Shareholders who own fewer than 100 Shares should note that the offer represents an opportunity for them to sell their shares without having to pay brokerage commissions or odd lot discounts.

         The terms and conditions of the offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

         Neither the Company nor the Board of Directors of the Company makes any recommendation to shareholders as to whether to tender or refrain from tendering their Shares. Each shareholder must make the decision whether to tender such shareholder's Shares and, if so, how many Shares to tender. The Company plans to make a special one-time distribution in the amount of $1.60 per Share to shareholders whose Shares are not purchased by the Company in the offer. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the offer. UFAC will not participate in the offer to purchase Shares or receive the special distribution.

         The offer will expire at 9:00 p.m., Pacific Time, on Thursday, June 10, 1999 unless extended or terminated earlier by the Company. If you have any questions regarding the offer or need assistance in tendering your Shares, please contact US Stock Transfer Corporation, the Information Agent/Depositary for the offer, at (818) 502-1404.

                                           Sincerely,

                                           /s/ William J. Rocke

                                           William J. Rocke
                                           Chief Executive Officer